 Exhibit 99.2
IFRS INR Press Release

Growth accelerates in Q2 with resilient operating margins. Double digit growth across segments

Revenue guidance for FY22 revised upwards to 16.5%-17.5%. Margin guidance retained at 22%-24%

Bengaluru, India – October 13, 2021: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered a strong Q2 performance with YoY growth increasing to 19.4% and sequential growth accelerating to 6.3% in constant currency. Growth was broad-based across geographies and segments with the largest geography, North America growing at 23.1% and the largest segment, Financial Services growing at 20.5%, YoY in constant currency. Large deal momentum continued with TCV of $2.15 billion in Q2. Operating margin for the quarter was resilient at 23.6%. The Board has announced interim dividend of 15 per share for FY22.

"Our stellar performance and robust growth outlook continue to demonstrate our strategic focus and the strength of our digital offerings. As we witness a strong market opportunity with global enterprises rapidly accelerating their digital journeys, our sustained investments in expanding capabilities, including the differentiated cloud play, Infosys CobaltTM, has uniquely positioned us to continue serving our clients effectively, gain market share and emerge as the preferred cloud and digital transformation partner in the market.”, said Salil Parekh, CEO and MD. “Given this continued momentum we have further increased our revenue growth guidance to 16.5%-17.5%”, he added.

1.	Key highlights:

For the quarter ended September 30, 2021		For six months ended September 30, 2021

•	Revenues in CC terms grew by 19.4% YoY and 6.3% QoQ	•	Revenues in CC terms grew by 18.1% YoY

•	Reported revenues at 29,602 crore, growth of 20.5% YoY	•	Reported revenues at 57,498 crore, growth of 19.2% YoY

•	Digital revenues at 56.1% of total revenues, YoY CC growth of 42.4%	•	Digital revenues at 55.0% of total revenues, YoY CC growth of 42.2%

•	Operating margin at 23.6%, decline of 1.8% YoY and 0.1% QoQ	•	Operating margin at 23.6%, decline of 0.4% YoY

•	Basic EPS at 12.88, growth of 12.7% YoY	•	Basic EPS at 25.11, growth of 17.3% YoY

•	FCF at 5,272 crore, YoY growth of 5.7%; FCF conversion at 97.1% of net profit	•	FCF at 11,635 crore, YoY growth of 10.7%; FCF conversion at 109.5% of net profit

“In order to harness the full potential of the market opportunity, we are expanding our college graduates hiring program to ~45,000 for the year. Simultaneously, we continue to strengthen employee value proposition including health and wellness measures, reskilling programs, appropriate compensation interventions and enhanced career growth opportunities”, said Pravin Rao, Chief Operating Officer. “With over 86% of Infoscions in India having received at least one dose of ‘vaccination’, we are now preparing to embrace the hybrid work model. We have equipped employees with the resources they need to be productive, cyber secure, stay connected, and maintain a work-life balance. Our talent strategy also factors in expanded hiring pools that include new communities and work locations”, he added.

“Our operating margins for Q2 were resilient; the impact of enhanced employee value proposition initiatives was offset by strong operating parameters, cost optimization and operating leverage. We will continue to invest in our employees to remain a preferred employer-of-choice and seamlessly fulfill client demand”, said Nilanjan Roy, Chief Financial Officer. “Cash generation remained robust. We have executed the capital allocation policy with the successful closure of share buyback and step up in interim dividend to 15 per share”, he added.

1.	Capital Allocation

The company has completed the open market share buyback on September 8 at an average price of ~1,649 per share (compared to maximum Buyback Price of 1,750 per share). Consequently, the share capital of the company has reduced by 1.31%. With this, the company has returned ~82% of the free cash flow for FY20 and FY21 through dividends and buyback.

The Board has announced interim dividend of 15 per share for FY22.

2.	Client wins & Testimonials

•	Infosys recently launched Infosys Equinox to help enterprises securely deliver hyper-segmented, personalized omnichannel commerce experiences for B2B and B2C buyers. Eric Nelson, Chief Information Officer North America, The Kraft Heinz Company, said, “Infosys Equinox serves us as a digital hub powering over 250 of our global brand sites, B2B ecommerce and recipe sites, as well as direct-to-consumer (D2C) initiatives. We are able to launch new brand sites in as little as 3 to 5 days. The platform also supports our hyper-personalization initiatives and distills real-time insights for our marketing programs. With Infosys Equinox, we at Kraft Heinz are well set to offer richer, more personalized, and meaningful experiences to our consumers.”

•	Infosys inaugurated its Automotive Digital Technology and Innovation Center in Stuttgart, Germany last quarter, furthering its strategic commitment to drive innovation and IT infrastructure transformation in the automotive sector. “As software becomes modular and IT infrastructure continues to scale, Daimler will take three simultaneous steps to transform its IT landscape: consolidation, scaling and modernization. Through establishing the Infosys Automotive and Mobility GmbH in Germany, Infosys is committed to grow with us in the automotive industry and provide exciting career opportunities for our employees. The center will also set new standards for cloud and infrastructure services in the automotive industry. We’re delighted that through this partnership, Daimler will strengthen its overall technology investment and partnership strategy,” said, Jan Brecht, Chief Information Officer, Daimler and Mercedes-Benz.

•	Infosys collaborated with Goldman Sachs to digitally transform their Client Services Helpdesk using ServiceNow Platform. “Infosys truly partnered with Goldman Sachs by providing best practices and guidance in our service management transformation journey. They collaboratively worked with us to understand our pain points and challenges. Based on their experience, Infosys ensured that the solution was aligned with our requirements and expectations, thus resulting in improved agent productivity and enhanced user experience.”, said, Robert Naccarella, Managing Director, Goldman Sachs.

•	Frost Bank and Infosys recently launched a new mortgage loan product offering. “Offering mortgage loans along with our other consumer loan products is integral to meeting our customers’ evolving needs and bringing the Frost experience to more Texans,” said, Phil Green, Chairman and CEO at Frost Bank. “Working with a world-class company like Infosys will allow us to be involved in the entire process from start to finish and bring our industry-leading customer service experience to mortgages.”

•	Infosys and The Economist Group announced a new strategic partnership around sustainability. Lara Boro, CEO, The Economist Group, said, “A sustainable future will depend on creative collaboration. This exciting partnership with Infosys shows how pooling strengths can accelerate innovation and amplify impact in the pursuit of progress.”

•	BankDhofar, one of the leading banks in Oman, was able to successfully complete a three-phase modernization program leveraging the Finacle Digital Banking Suite. Abdul Hakeem Omar Al Ojaili, Chief Executive Officer, BankDhofar, said, “We are glad that BankDhofar Vision 2020 is today a reality with a new digital-first banking platform, powered by Infosys Finacle. We are glad that our transformation program covering technology upgrade, channels upliftment, process improvement, data restructuring, branch modernization, and culture transformation are well underway, allowing no room for disruption to the end customer. Post go-live, we believe BankDhofar ranks the highest in terms of technology leadership, and functional coverage. We are now well positioned to offer our customers a world-class banking facility with the new platform, either at the branch or through digital channels, as we strive to strengthen our leadership position in the Sultanate.”

•	Universities and Colleges Admissions Service (UCAS), UK, recently announced a major core technology collaboration with Infosys. Sander Kristel, UCAS’ Chief Operations Officer, said, “I cannot emphasise enough the importance of this new agreement with Infosys, and the benefits to UCAS staff and customers. It represents a real shift in our partnership, and will focus extensively on automation, innovation, and efficiency across the business, which is key to delivering on our strategy for the future.”

•	Infosys Living Labs partners with venture capital investment arms of global enterprises to mutually enrich portfolios of tech innovators. “We are excited to partner with Infosys to help our portfolio companies scale new heights by providing them access to Infosys’ global client base. Infosys brings its rich heritage of delivery excellence and global access to our portfolio companies. We are a growth investor in lighthouse technologies and Infosys Living Labs provides a great opportunity to bring best in class technology innovations to clients while de-risking the adoption of startup solutions for Infosys clients." said, Matthew Koertge, Managing Director, Telstra Ventures.

•	Infosys Public Services recently launched a blockchain network to modernize public recordkeeping for County of Riverside in California. “As Riverside County’s Assessor-County Clerk-Recorder, our goal is to provide recordkeeping, record issuance, and property valuation in a timely, secure, and cost-effective manner,” said, Peter Aldana, Assessor-County Clerk-Recorder at County of Riverside. “Adoption of blockchain technology will greatly advance our digital transformation journey towards our goal.”

3.	Recognitions

•	Infosys won the 2021 Microsoft US Partner Award for demonstrating excellence in Azure AI capabilities
•	Infosys won four Stevie® Awards for great employers 2021
•	Ranked #1 by HfS in the Banking and Financial Services Providers Top 10, 2021
•	Ranked as a leader in Gartner - Magic Quadrant for IT Services for Communications Service Providers, Worldwide
•	Ranked as a leader in The Forrester Wave™ - Application Modernization and Migration Services, Q3 2021
•	Ranked as a leader in Everest - Data and Analytics (D&A) Services PEAK Matrix® Assessment 2021
•	Ranked as a leader in Everest - Envisioning the Connected Future: 5G Engineering Services PEAK Matrix Assessment 2021
•	Positioned as a leader in IDC - MarketScape Asia/Pacific Managed Cloud Services 2021 Vendor Assessment
•	Positioned as a leader in IDC - MarketScape Worldwide Life Science R&D ITO Services Vendor Assessment
•	Positioned as a leader in IDC MarketScape - European Smart Manufacturing Service Providers 2021 Vendor Assessment
•	Positioned as a leader in NelsonHall - Wealth and Asset Management NEAT Evaluation 2021
•	Ranked as a leader in Constellation - Public Cloud Transformation Services: Global
•	Positioned as a leader in Constellation - Customer Experience Operation Services: Global
•	Positioned as a leader in Constellation - Campaign to Commerce: Best of Breed Commerce Platforms
•	Positioned as a leader in Everest Microsoft Dynamics 365 Services PEAK Matrix® Assessment 2021
•	Infosys Finacle rated as a leader by Forrester in Forrester Wave™: Digital Banking Engagement Platforms, Q3 2021 report
•	Infosys Finacle rated as a leader by Forrester in Forrester Wave™: Digital Banking Engagement Hubs, Q3 2021 report
•	Positioned as a leader in IDC MarketScape: Worldwide B2B Commerce Services for Industrial Manufacturing 2021 Vendor Assessment
•	Infosys positioned as a leader in the ISG Provider Lens™ Cybersecurity Services and Solutions 2021 for U.S.
•	Infosys ranked as a North America Utilities leader in ISG Provider Lens™ 2021 Report
•	Infosys rated as a leader in ISG Provider Lens™ SAP HANA Ecosystem Services in U.S. 2021 and Germany 2021 Quadrant Report
·	Infosys rated as a ‘Global’ leader in ISG Provider Lens™ ‘Internet of Things – Services and Solutions 2021’ report.
•	Infosys positioned as a leader in ‘Next-Gen Private/Hybrid Cloud - Data Center Services and Solutions 2021’ in ISG Provider Lens™ for U.S.
•	Infosys positioned as a leader in ‘Network - Software Defined Solutions and Services 2021’ in ISG Provider Lens™ for Australia, U.K., and Nordics Region
•	Infosys rated as a leader in ‘Avasant Digital Talent Capability 2021’ RadarView™

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in more than 50 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

“Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.”

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 46999 63516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(in crore)

	September 30, 2021	March 31, 2021
ASSETS
Current assets
Cash and cash equivalents	18,056	24,714
Current investments	4,983	2,342
Trade receivables	20,121	19,294
Unbilled revenue	9,413	7,527
Other Current assets	7,435	6,856
Total current assets	60,008	60,733
Non-current assets
Property, plant and equipment and Right-of-use assets	18,021	18,417
Goodwill and other Intangible assets	8,017	8,151
Non-current investments	10,096	11,863
Unbilled revenue	758	594
Other non-current assets	9,210	8,628
Total non-current assets	46,102	47,653
Total assets	106,110	108,386
LIABILITIES AND EQUITY
Current liabilities
Trade payables	3,176	2,645
Unearned revenue	4,394	4,050
Employee benefit obligations	2,236	2,020
Other current liabilities and provisions	17,882	15,150
Total current liabilities	27,688	23,865
Non-current liabilities
Lease liabilities	4,356	4,587
Other non-current liabilities	3,718	3,152
Total non-current liabilities	8,074	7,739
Total liabilities	35,762	31,604
Total equity attributable to equity holders of the company	69,939	76,351
Non-controlling interests	409	431
Total equity	70,348	76,782
Total liabilities and equity	106,110	108,386

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(In crore except per equity share data)

	3 months ended September 30, 2021	3 months ended September 30, 2020	6 months ended September 30, 2021	6 months ended September 30, 2020
Revenues	29,602	24,570	57,498	48,234
Cost of sales	19,806	15,771	38,312	31,473
Gross profit	9,796	8,799	19,186	16,761
Operating expenses:
Selling and marketing expenses	1,235	1,136	2,483	2,283
Administrative expenses	1,589	1,435	3,128	2,885
Total operating expenses	2,824	2,571	5,611	5,168
Operating profit	6,972	6,228	13,575	11,593
Other income, net (3)	476	522	1,048	950
Profit before income taxes	7,448	6,750	14,623	12,543
Income tax expense	2,020	1,892	3,994	3,412
Net profit (before minority interest)	5,428	4,858	10,629	9,131
Net profit (after minority interest)	5,421	4,845	10,616	9,078
Basic EPS ($)	12.88	11.42	25.11	21.40
Diluted EPS ($)	12.85	11.40	25.06	21.37

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and six months ended September 30, 2021 which have been taken on record at the Board meeting held on October 13, 2021.

2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income is net of Finance Cost.